Exhibit 99.1

BiondVax receives supportive Scientific Advice from the Paul Ehrlich

Institute (PEI) for COVID-19 NanoAb development plans including first-in-human Phase 1/2a safety and efficacy clinical trial

●	PEI supports BiondVax’s plan for first-in-human clinical trial to be conducted in patients as a combined Phase 1/2a, testing both safety and efficacy, thereby shortening BiondVax’s clinical development timelines for its first NanoAb product, a COVID-19 therapeutic;

●	PEI is a part of the German national medicines agency; its experts are also involved in European Medicines Agency (EMA) committees. As PEI Scientific Advice is generally considered a first key step towards regulatory approval, the encouraging feedback is an important milestone towards BiondVax’s successful development of the COVID-19 NanoAb;

●	Based on PEI’s feedback and following proof-of-concept animal studies anticipated later this year to demonstrate efficacy via the inhalation route of administration, BiondVax plans to initiate a first-in-human Phase 1/2a clinical trial in 2023.

Jerusalem, Israel – June 7, 2022 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a biopharmaceutical company focused on developing, manufacturing and commercializing a pipeline of innovative NanoAbs for the prevention and treatment of infectious diseases and other illnesses, today announced receipt of supportive minutes of its recent Scientific Advice meeting with the Paul Ehrlich Institute (PEI) in Germany. The Scientific Advice addressed preclinical, clinical, and manufacturing development plans for the COVID-19 NanoAb therapy that BiondVax is developing based on an exclusive license from Max-Planck-Innovation GmbH and an accompanying research collaboration with the Max Planck Institute for Multidisciplinary Sciences and University Medical Center Göttingen.

PEI Scientific Advice is generally considered a first key step towards regulatory approval. It also informs Germany’s pharmaceutical regulatory authority of new pharmaceutical product developments. While alignment with PEI advice is not a guarantee for marketing approval, it provides important advice regarding the scientific and regulatory principles for development of the COVID-19 NanoAb. Therefore, a company’s alignment with PEI advice is widely considered a key drug development milestone.

The Scientific Advice Meeting minutes sent by PEI state, “Generally, the PEI concurs with the proposed proof-of-concept study...and the overall nonclinical strategy that are required to support further clinical development as well as potential regulatory approval.” Notably, PEI indicated support for conducting a combined Phase 1/2a first-in-human clinical trial that would include patients with confirmed COVID-19 infection. This would allow BiondVax to assess safety and efficacy in a single trial rather than the typical two trials, and therefore significantly accelerate its development timeline. This combined Phase 1/2a trial would follow preclinical proof-of-concept and toxicology, with a target start date in 2023.

Dr. Tamar Ben-Yedidia, BiondVax’s Chief Scientific Officer, who oversees BiondVax’s clinical development commented, “We thank the experts at the Paul Ehrlich Institute for their helpful and informative advice. BiondVax intends to align our development plans to PEI’s advice, and I am pleased we have a clear path through preclinical and into clinical testing of the COVID-19 NanoAb therapy. As COVID-19 is expected to continue circulating for many years, its high infectivity rate poses a real challenge to vaccination campaigns due to the high costs to health care systems combined with the observed continuously declining immunity. Having a safe and effective therapeutic product, which is also convenient to use, since it may be self-administered directly to the infection site via inhalation, would offer tremendous value both for patients and to our health care systems.”

BiondVax’s COVID-19 NanoAb is being developed as a patient friendly primary care product that may be self-administered through inhalation directly to the site of infection. Other valuable competitive advantages over existing therapies, demonstrated to-date in lab tests, include stability at higher temperatures, superior binding affinity, and more efficient production. With the expectation that COVID-19 will continue to circulate while public interest in repetitive vaccinations wanes, the Company believes that these attributes position a successfully developed product to capture significant market share.

About BiondVax

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) is a biopharmaceutical company focused on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses. Since its inception, the company has executed eight clinical trials including a seven country, 12,400 participant Phase 3 trial of its vaccine candidate and has built a state-of-the-art manufacturing facility for biopharmaceutical products. With highly experienced pharmaceutical industry leadership, BiondVax is aiming to develop a pipeline of diversified and commercially viable products and platforms beginning with an innovative nanosized antibody (NanoAb) pipeline. www.biondvax.com.

Contact Details

Company: Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Investor Relations: Kenny Green | +1 212 378 8040 | kgreen@edisongroup.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements regarding the timing of future clinical trials, the therapeutic and commercial potential of NanoAbs and execution of a definitive amendment agreement with EIB. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that the therapeutic and commercial potential of NanoAbs will not be met; the risk of a delay in the preclinical and clinical data for NanoAbs, if any; the risk that BiondVax and EIB will not reach agreement with respect to the restructuring of the loan from European Investment Bank; the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; the risk that the European Investment Bank may accelerate the loans under its finance contract with BiondVax; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2022. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.